September 7, 2007

Mail Stop 4561

David M. Grimm
General Counsel
Forestar Real Estate Group LLC
1300 MoPac Expressway South
Austin, Texas  78746

      Re:	Forestar Real Estate Group LLC
		Registration Statement on Form 10
      Filed August 10, 2007
		File No.  001-33662

Dear Mr. Grimm:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Company, page 1
1. Please provide support for your statement that you are one of the
"largest publicly-traded real estate development companies."
2. Please advise us how you treat acres held in joint-ventures in calculating your total acres of real estate and oil and gas mineral interests and other acreage disclosure in the registration statement.
3. Please eliminate any duplication of disclosure in "The Transformation Plan" section of your summary and the Q&A.

4. Please revise to explain what you mean by "mitigation banks" on page 2.

Risk Factors, page 11

A decrease in demand..., page 11
5. Please revise the disclosure to specifically address current market conditions.

We must abide by certain restrictions..., page 15

6. Please revise to briefly describe the nature of the restrictions in the third bullet point.

Your percentage ownership in our common stock..., page 17
7. Please quantify the amount of equity awards that will be outstanding at the time of the spin-off.

Background to the Spin-offs

8. We note that in addition to the spin-offs, the transformation plan includes Temple-Inland selling its strategic timberlands for $2.38 billion and your intention to distribute $10.25 per share as a result of such sale. In this connection, we note that in 2006 you sold, primarily to Temple-Inland, about 1,115,000 tons of timber from your lands. Please revise to discuss the reasons for the sale of your timberlands and quantify the amount of timberland you will continue to own, if any. Further, please disclose the percentage of the natural resources segment revenues for 2006 attributable to timberlands.

Reasons for the Spin-Off, page 22
9. Please expand your discussion of the potentially negative factors considered by your board. Please consider presenting in bullet point format.

Overview, page 31
10. Please provide support for your statement that your projects are located "among the fastest growing markets in the United States."

Real Estate, page 32
11. Please clarify your references on page 34 to "when user value has been achieved" and "our return criteria."
12. Please add a column for property markets in your property table.
13. Please revise footnote (c) to clarify whether the acres reflected in the table include the full amount of acres or just 50%.

Products, page 35
14. Please clarify the reference to "first and second move-up primary housing categories." In addition, please expand your disclosure of the terms of your lot sale transactions.
15. Please clarify whether in the table on page 36 the data in the columns under "Residential Lots" reflect the number of acres.
16. We note that you have approximately 18,000 remaining acres of development projects. Please advise us how the 18,000 can be calculated using the table on pages 36-38.
17. Please include disclosure regarding whether your development projects are speculative or build-to-suit.

Markets, page 39
18. Please revise your discussion of strategic growth corridors to include which markets are included in these corridors. These markets should be consistent with those to be added to your property table as discussed above.

Competition, page 40
19. Please expand your disclosure to address current competitive trends and the names of major competitors in your most significant markets. Please provide similar disclosure on page 43.

Products, page 41
20. Please expand your disclosure regarding the material terms of your royalty and lease arrangements.

21. We note your disclosure regarding your ownership of over
350,000
acres of timber and the amount of timber sold. Please revise to discuss your agreement to sell your timberland for $2.38 billion and quantify the amount of timberland, if any, that you will retain.

Legal Structure, page 44

22. Please briefly describe the business of CL Realty and TEMCO
Associates and disclose who owns the remaining interests.

Environmental Regulations, page 44
23. Please clarify whether you are responsible for the $2 million payment.

Pro Forma Financial Information, page 48

24. You disclose that you have reflected the repayment of a note payable to Temple-Inland with borrowings under a new credit facility that you expect to have in place on or prior to the spin-off. Since the new credit facility is not yet in place, it is not appropriate to include adjustments for these "expected" transactions since they are not factually supportable in accordance with Article 11 of Regulation
S-X. Until the new facility is put in place, please remove these adjustments from your pro forma statements.

25. We note that you have omitted adjustments for the expected incremental annual cost of certain services that were previously provided by Temple-Inland and allocated to your company; however, in accordance with Instruction 4 of Article 11 of Regulation S-X you should present your best estimate of what these costs would have been if the spin-off had taken place as of the beginning of the earliest period presented. Please revise to include these adjustments and clearly identify the adjustments as forward-looking information either in a note to the adjustments or in a separate pro forma adjustment column heading. Material assumptions and the limitations of the information should also be fully explained in a note.

26. You disclose that Temple-Inland contributed to you a fractional ownership interest in its corporate aircraft. Please tell us and disclose how you determined the amount you recorded for this aircraft, $7,824,000.

Business Segments, page 55
27. Please disclose current supply and demand trends.

Real Estate, page 55
28. Please expand your disclosure regarding your market expectations.

Natural Resources, page 57

29. Please revise to discuss the material terms of the sale of your timberlands and whether you plan to discontinue these operations.

Sources and Uses of Cash, page 58
30. Please expand your disclosure regarding timing issues between development expenditures and sales proceeds. For example, consider disclosing an estimated time range from initial development expenditures to sale in a development project.

Board Committees, page 70
31. Please disclose, when known, which directors will sit on which committees.

Compensation Methodology, page 76
32. We note your disclosure that you benchmarked executive compensation. Please disclose if you benchmarked at the 50% level or some other level of your peer group.

Compensation Actions in Preparation for the Spin-off, page 85
33. Please disclose whether the increase in salary is consistent with your peer group benchmarking.

Summary Compensation Table for year 2006, page 87
34. Please include a narrative discussion of how incentive compensation, including bonus, stock awards, options and non-equity incentive compensation, was determined.
35. Please revise footnote 3 to identify the other types of compensation included in Mr. DeCosmo`s "all other compensation." We note that mortgage subsidies accounted for $13,614.

Separation and Distribution Agreement, page 100
36. Please revise the final bullet on page 100 to clarify whether you or Temple-Inland will be responsible for financial information and statistical data in the registration statement that relates to Forestar when it was a wholly-owned subsidiary of Temple-Inland.

Transition Services Agreement, page 103

37. Please revise to disclose the fee to be paid under this agreement. Similarly, please revise to disclose the fee to be paid by Temple-Inland for the tax compliance services that you will provide for Temple-Inland.

Fiber Sales Agreement, page 104

38. We note that in 2006 you sold, primarily to Temple-Inland, about
1,115,000 tons of timber from your lands. Please revise to disclose the price paid for such sales.

Description of Material Indebtedness, page 112
39. When known, please disclose the material financial ratios in the credit facility.

40. Please revise to discuss your intention to incur indebtedness discussed on page 22 or advise.

Combined and Consolidated Statements of Income, page F-4

41. On page 55, you disclose that you earn real estate revenues from the sales of residential and commercial real estate and also from the operation of commercial properties. Since a portion of your real estate revenues are earned through the sale of property and the other portion is earned from a service (operation of the property), please present the two different types of real estate revenues separately in your statement of income. Please see Article 5-03 of Regulation S-X.

42. Based on your discussion on pages 55 through 58, it appears that you may have two reporting segments within real estate revenues: a real estate sales segment and a real estate operations segment, and at least two segments within your natural resources segment: minerals and other. Please tell us how you determined that you only had one reporting real estate segment and one reporting natural resources segment.

Combined and Consolidated Statements of Cash Flows, page F-5

43. We note that you have included material amounts in line items titled "Other" in your operating and investing cash flow sections. Please tell us what is included in these amounts.

44. You included a line titled "net transfers to Temple-Inland" in your financing cash flows section. Please tell us the nature of these transfers and how you concluded that it was appropriate to classify these transfers as a financing cash flow. Please explain if you have a receivable balance from Temple-Inland related to these transfers.

Note 1 - Summary of Significant Accounting Policies

Revenue, page F-10

45. On page 41, you disclose that you earn oil and gas revenue from royalty interest, and to a lesser extent, bonus payments made at the inception of a new oil or gas lease and delay rentals. Please tell us and disclose your recognition policy for bonus payments received at the inception of a new oil or gas lease and also delay rentals received if production has not commenced within a year of the inception of the lease.

46. Please revise to describe the activities and services that are performed within the commercial operating properties segment as shown on page 56. It is shown as commercial operating properties and other within the detail of revenues on page 56. Accordingly, please expand on your disclosure within the revenue accounting policy on page F-10.

Timber, page F-11

47. You disclose that you capitalize reforestation costs including insect and wildlife control costs; however, it appears to us that insect and wildlife control costs are carrying costs and should be expensed as incurred. Please explain and tell us the amount of these costs that were capitalized in the years presented.

Note 3 - Investment in Unconsolidated Ventures, page F-13

48. On page 38, you disclose that the Lantana project consists of a series of 19 partnerships in which your voting interests range from
25% to 55%. You also disclose that you account for eight of those partnerships using the equity method and you consolidate the remaining partnerships. Please tell us how you determined that the remaining 11 partnerships should be consolidated. If these partnerships are variable interest entities, please provide us with your analysis under FIN 46(R). In your response, please explain the differences in the partnerships that require some, but not all to be consolidated.

49. You disclose that you deferred a $14.6 million gain on the sale of the real estate to Temco and that you are recognizing the gain as the partnership sells the real estate to third parties. Please tell us how you determined the deferred gain amount of $14.6 million.

50. On page F-18 you disclose that you have agreed to contribute an additional $14.2 million to one of your ventures as and when needed.
Please tell us which venture this relates to. Furthermore, please provide us with a FIN 46(R) analysis of this venture since this agreement suggests that the equity investment at risk of the venture may not be sufficient.

Note 15 - Related Party Transactions, page F-23

51. You disclose on page 9 that Temple-Inland will provide, for a fee, for a period of 24 months after the spin-off, specified support services including human resources and payroll functions, financial and accounting functions, and information technology. Please describe this arrangement in this footnote and include the fee terms.

52. You disclose that sales to Temple-Inland were $8.9 million in
2006, $9.6 million in 2005, and $10.6 million in 2004.  Please tell
us if any gains related to these sales are included in your
financial
statements.
 *     *     *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jessica Barberich at 202-551-3782 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.
Sincerely,


Elaine Wolff
Branch Chief


cc:	Stephen W. Hamilton, Esq.
	Skadden, Arps
David M. Grimm
Forestar Real Estate Group LLC
September 7, 2007
Page 1